February 29, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:                             Notice of Disclosure Filed in the Amendment No. 1 to our Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Cheniere Energy Partners, L.P. has made disclosure pursuant to those provisions in the Amendment No. 1 to its annual report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 29, 2016.

Respectfully submitted,

CHENIERE ENERGY PARTNERS, L.P.

By:	CHENIERE ENERGY PARTNERS GP, LLC,
its general partner

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Senior Vice President and
Chief Financial Officer